FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Dauwalter, James E.	2. Issuer Name and Ticker or Trading Symbol Entegris, Inc. (ENTG)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chief Executive Officer, President, and Director
(Last) (First) (Middle) 3500 Lyman Boulevard	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year May 1, 2003
(Street) Chaska, MN 55318		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/29/03		S		15,000	D	$11.05
Common Stock	04/29/03		S		5,000	D	$11.12	573,564	D	by trust(1)
Common Stock	05/01/03		J(2)		28,016	A	n/a	59,144	D	by IRRA(3)
Common Stock								15,000	I	by Security Charitable Remainder Trust(4)
Common Stock								76,355	D	by GRAT II(4)
Common Stock								588,949	I	by family members
Common Stock								1,401,612	I	by Carville Company, LP(5)
Common Stock								261,587	I	by Judith Dauwalter GRAT(4)
Common Stock								76,355	I	by Judith Dauwalter GRAT II(4)
Common Stock	04/29/03		S		5,000	D	$11.10
Common Stock	04/29/03		S		5,000	D	$11.07
Common Stock	04/29/03		S		10,000	D	$11.05	550,000	I	by Carville Company II, LP(5)
Common Stock								16,968	I	JJD Industries, LLC(4)
Common Stock								50,354	I	by family foundation
Common Stock	05/01/03		J(2)		28,016	D	n/a	252,145	I	by ESOP
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$3.15							(6)	12/11/07	Common Stock	294,574		294,574	D
Stock Option (Right to Buy)	$3.15							(6)	2/11/08	Common Stock	220,006		200,006	D
Stock Option (Right to Buy)	$9.63							(7)	9/18/10	Common Stock	30,000		30,000	D
Stock Option (Right to Buy)	$9.63							(8)	9/18/10	Common Stock	35,000		35,000	D
Stock Option (Right to Buy)	$8.38							(9)	11/26/10	Common Stock	90,000		90,000	D
Stock Option (Right to Buy)	$11.00							(6)	7/11/10	Common Stock	300		300	D
Stock Option (Right to Buy)	$8.04							(10)	10/15/11	Common Stock	135,000		135,000	D
Stock Option (Right to Buy)	$5.90							(11)	10/15/12	Common Stock	130,000		130,000	D

Explanation of Responses:

(1) This number was decreased by 31,128 shares which inadvertently included shares owned by Reporting Person's IRRA. Reporting Person's overall ownership of such shares did not change.
(2) Reporting Person received a 10% in-service distribution from his ESOP on May 1, 2003.
(3) This number includes 31,128 shares which had been inadvertently classified as shares owned by Reporting Person's trust. Reporting Person's overall ownership of such shares did not change.
(4) This is a grantor retained annuity trust and was formed as part of a series of transactions for estate planning purposes.
(5) This entity was formed as part of a series of transactions for estate planning purposes.
(6) 100% vested.
(7) 15,000 shares vested; an additional 7,500 shares will vest on each of August 19, 2003 and 2004.
(8) 17,500 shares are exercisable; an additional 8,750 shares will vest on each of July 10, 2003 and 2004.
(9) 45,000 shares are exercisable; an additional 22,500 shares will vest on each of November 27, 2003 and 2004.
(10) 33,750 shares are exercisable; an additional 33,750 shares will become exercisable on each of October 15, 2003, 2004, and 2005.
(11) This option will become exercisable with respect to 25% of the shares on each of October 15, 2003, 2004, 2005, and 2006.

By: /s/ Lori Cameron Attorney-in-Fact for James E. Dauwalter **Signature of Reporting Person	May 1, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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